SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 1)*

Center Bancorp, Inc.
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Common Stock, No par value
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151408101
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(CUSIP Number)

Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054
(973) 952-0405
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 27, 2006
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 151408101
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman & Associates, L.L.C 22-3343079
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [X]
                                          (b) [ ]
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3 SEC USE ONLY
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4	SOURCE OF FUNDS
WC
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2 (e) [ ]

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6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
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 7 SOLE VOTING POWER
NUMBER OF      149,478
SHARES         -------------------------------------------------------------------------------------
BENEFICIALLY            8 SHARED VOTING POWER
OWNED BY      -------------------------------------------------------------------------------------
PERSON           9 SOLE DISPOSITIVE POWER
WITH          149,478                                                -              -------------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     --------------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,478
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.13
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14 TYPE OF REPORTING PERSON* OO
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SCHEDULE 13D

CUSIP No. 151408101
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman Investment Partnership, L.P. 22-3360359
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [X]
                                          (b) [ ]
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3 SEC USE ONLY
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4 SOURCE OF FUNDS
WC
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2 (e) [ ]

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6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey
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                7 SOLE VOTING POWER
NUMBER OF      134,162
SHARES             -------------------------------------------------------------------------------------
BENEFICIALLY              8 SHARED VOTING POWER
OWNED BY          -------------------------------------------------------------------------------------
PERSON               9 SOLE DISPOSITIVE POWER
WITH       134,162
    --------------------------------------------------------------------------------------
       10 SHARED DISPOSITIVE POWER
         --------------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
134,162
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.01
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14 TYPE OF REPORTING PERSON* PN
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SCHEDULE 13D

CUSIP No. 151408101
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Lawrence B. Seidman ###-##-####
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2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [X]
                                          (b) [ ]
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3 SEC USE ONLY
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4 SOURCE OF FUNDS
PF, WC
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2 (e) [ ]
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6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A
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 7 SOLE VOTING POWER
NUMBER OF      999,783
SHARES             -------------------------------------------------------------------------------------
BENEFICIALLY          8 SHARED VOTING POWER
OWNED BY                               -------------------------------------------------------------------------------------
PERSON           9 SOLE DISPOSITIVE POWER
WITH                 999,783
  --------------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
           --------------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
999,783
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.56
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14 TYPE OF REPORTING PERSON* IN
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This statement on Schedule 13 D which was filed on June 27, 2006 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Chewy Gooey Cookies, L.P. (“Chewy”), Berggruen Holdings North America Ltd. (“Berggruen”), Lawrence Seidman (“Seidman”), Dennis Pollack (“Pollack”), Harold Schechter (“Schechter”), Raymond Vanaria (“Vanaria”) and Peter Bray (“Bray”) collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Center Bancorp, Inc., a New Jersey corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of Transaction

On September 27, 2006, Lawrence B. Seidman sent a letter to John J. Davis, President and Chief Executive Officer, in response to the Company’s September 21, 2006 press release. A copy of this letter was mailed to each member of the Company’s Board of Directors.

The letter, in its entirety, is attached hereto as Exhibit A.

5. Interest in Securities of the Issuer

(a)(b)(c) As of the close of business on September 27, 2006, the Reporting Persons owned beneficially an aggregate of 1,020,752 shares of Common Stock, which constituted approximately 7.71% of the 13,231,461 shares of Common Stock outstanding as of July 28, 2006, as disclosed in the Issuer's Form 10-Q for the period ended June 30, 2006.

Schedule A attached below describes transactions except for previously reported  transactions in the Common Stock effected by the Reporting Persons within the past sixty (60) days. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    9/27/06  /ss/Lawrence B. Seidman
                    ---------- -----------------------------------
                Date     Lawrence B. Seidman
     Power of Attorney pursuant
     to Joint Agreement dated June 27, 2006

Schedule A

Entity	Date Purch	Cost per Share	Cost	Shares
SAL	7/31/06	14.1660	17,707.50	1,250

SIP	7/31/06	14.1660	17,707.50	1,250

Exhibit A
LAWRENCE B. SEIDMAN
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
September 27, 2006

Via Federal Express and facsimile (908)687-4992
John J. Davis, President and Chief Executive Officer
Center Bancorp, Inc.
2455 Morris Avenue
Union, NJ 07083

Dear Mr. Davis:

I am writing in response to Center Bancorp Inc.’s (“the Company”) September 21, 2006 press release.

Attached hereto is a copy of a letter, dated September 26, 2006, from Peter R. Bray, which seeks confirmation of all information necessary for the nominations of Harold Schechter, Raymond Vanaria and myself for election to the Company’s Board of Directors at the next Annual Meeting of Shareholders has been submitted.

The Company’s present Board has a strange way of creating shareholder value. The Board has “restructured the Company’s balance sheet” twice, in the fourth quarter of 2005 and first quarter of 2006; and each time this resulted in the Company incurring a loss on the restructuring. Simply stated, each restructuring was necessitated because of a mistake made by the Company’s Board and management.

In part because of the restructurings, the Company’s net income nearly vanished in the first six months of 2006. Earnings per share were $0.02, compared to a $0.35 for the first half of 2005 and $0.37 for the first half of 2004.

Additionally, as the schedule set forth below illustrates, the Company’s total return to the date I filed my Schedule 13D for the periods indicated has been nothing but inferior, when compared to peers.

Total return ending June 29, 2006
	1 Year	3 Year	5 Year
CNBC	27.30%	12.25%	69.79%
SNL Bank $1B to $5B Index[1]	10.14%	57.86%	117.99%

        1  Includes all major exchange-traded banks between $1 billion and $5 billion in total assets.

                                                                    Exhibit A

The press release issued states that my addition to the Company’s Board would have a “disruptive effect.” This statement is not only baseless, but incorrect. As you are aware, since 1995 I have been a board member of four financial institutions. I offered to provide the Company’s Board with the names and phone numbers of the board chairman and other directors at these financial institutions so the Company could conduct proper due diligence. Based upon my information, you did not contact a single person at any of these institutions to ascertain my contributions, conduct, and demeanor at these institutions. Therefore, you have no basis to make the above statement.

Because of the Company’s poor financial performance, instead of wasting corporate assets in a proxy contest, the Board should appoint me, not re-elect Mr. Davis to the Board, and terminate him as the President and Chief Executive Officer of the Company and its primary banking subsidiary. Someone has to take responsibility for the Company’s poor performance.

If any representatives of the Company want to discuss an amicable resolution to avoid a costly and unnecessary proxy contest, please contact the undersigned.

Very truly yours,

/ss/ Lawrence B. Seidman
----------------------------------
Lawrence B. Seidman

LBS:jb

cc:           Alexander A. Bol, Chairman
Hugo Barth III
Kenneth W. Battiato
Brenda Curtis
John Joseph Davis
John J. DeLaney Jr.
Donald G. Kein
James J. Kennedy
Stephen J. LaMont
Paul Lomakin Jr.
Eugene V. Malinowski
Herbert Schiller
Norman F. Schroeder
William A. Thompson

Exhibit A

PETER R. BRAY, ESQ.
100 Misty Lane
Parsippany, NJ 07054

         September 26, 2006

Via FedEx

Julie D’Aloia, Vice President and Secretary
Center Bancorp, Inc.
2455 Morris Avenue
Union, NJ 07083

Dear Ms. D’Aloia:

I wrote to you, by letter dated June 27, 2006 nominating Lawrence Seidman, Harold Schechter and Raymond Vanaria for election to the Company’s Board of Directors at the Company’s next Annual Meeting of Shareholders.

Please confirm that no additional information is required in connection with these nominations.

Very truly yours,

/ss/ Peter R. Bray
-----------------------
PETER R. BRAY

PRB:blw